

A L E X A N D R I A.

Contact: Joel S. Marcus
       Chief Executive Officer
       Alexandria Real Estate Equities, Inc.
       (626) 578-9693

ALEXANDRIA REAL ESTATE EQUITIES, INC.
ANNOUNCES THE APPOINTMENT OF MARTIN A. SIMONETTI
TO THE COMPANY'S BOARD OF DIRECTORS

PASADENA, CA. – December 12, 2005 -- Alexandria Real Estate Equities, Inc. (NYSE: ARE) today announced that its Board of Directors appointed Martin A. Simonetti as a director to serve until the 2006 annual meeting of stockholders of the Company. Mr. Simonetti will also serve as a member of the Audit Committee of the Board of Directors. The Board of Directors of the Company has determined that Mr. Simonetti is an "audit committee financial expert" within the meaning of the regulations of the Securities and Exchange Commission, and has determined that Mr. Simonetti is an independent director pursuant to the policies of the New York Stock Exchange.

Martin A. Simonetti has served as the President and Chief Executive Officer of VLST Corporation since November 21, 2005. From 1999 to 2005, Mr. Simonetti was employed at Dendreon Corporation, most recently serving as Chief Financial Officer, Senior Vice President Finance and Treasurer. From 1991 to 1998, he was employed at Amgen Inc., serving as Vice President Operations and Finance of Amgen BioPharma and its Director of Colorado Operations. From 1984 to 1991, he worked at Genentech, Inc., first as a scientist in its Medicinal and Analytical Chemistry Department and later as a financial analyst and group controller. Mr. Simonetti serves on the board of directors of Icagen, Inc. (Nasdaq: ICGN) based in Durham, North Carolina and IntegriGen, Inc., a privately held company based in Novato, California. He is also a member of the Dean's executive advisory board for the Albers School of Business and Economics at Seattle University. Mr. Simonetti received an M.S. in Nutrition from the University of California, Davis and an M.B.A. from the University of Santa Clara.

Alexandria Real Estate Equities, Inc. is a publicly-traded real estate investment trust focused principally on the ownership, operation, management, acquisition and selective redevelopment and development of properties containing office/laboratory space. Such properties are designed and improved for lease primarily to institutional (universities and not-for-profit institutions), pharmaceutical, biotechnology, life science product, service, biodefense and translational medicine entities, as well as government agencies. Alexandria's portfolio currently consists of 134 properties comprising approximately 8.7 million square feet of office/laboratory space.

This press release contains forward-looking statements within the meaning of the federal securities laws. The Company's actual results might differ materially from those projected in the forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in the Company's Form 10-K Annual Report and other periodic reports filed with the Securities and Exchange Commission.